UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________

Commission File Number: 1-3305
Employer Identification Number: 22-1109110
Plan Number: 001

MERCK & CO., INC. EMPLOYEE SAVINGS AND SECURITY PLAN

(Full title of the plan)

MERCK & CO., INC.

(Name of issuer of the securities held pursuant to the plan)

One Merck Drive
P.O. Box 100
Whitehouse Station, New Jersey 08889-0100

(Address of principal executive office)

Merck & Co., Inc.
Employee Savings and Security Plan

Employer Identification Number: 22-1109110
Plan Number: 001
Index

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2004	3

Notes to Financial Statements	4 - 10

Supplemental Schedule*:

H — Line 4i — Schedule of Assets (Held at End of Year)	11

Signature	12

Exhibit Index	13

Exhibit 23 — Consent of Independent Registered Public Accounting Firm	14
EX-23: CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Merck & Co., Inc. Employee Savings and Security Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Merck & Co., Inc. Employee Savings and Security Plan (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) as of December 31, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 23, 2005

Merck & Co., Inc.
Employee Savings and Security Plan

Statements of Net Assets Available for Benefits

	December 31,
	2004	2003
Assets
Investment in the Master Trust	$2,730,196,204	$2,782,669,618
Participant loans at cost	37,107,596	37,210,636

Total investments	2,767,303,800	2,819,880,254

Receivables
Employer contribution	6,376,403	6,123,601
Participant contributions	14,860,931	14,218,280
Accrued interest and dividends	7,804,715	8,189,397

Total receivables	29,042,049	28,531,278

Net assets available for benefits	$2,796,345,849	$2,848,411,532

The accompanying notes are an integral part of these financial statements.

Merck & Co., Inc.
Employee Savings and Security Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31,
2004
Additions to net assets attributed to
Investment loss from the Master Trust
Net depreciation in fair value of investments	$(135,592,570)
Interest and dividends	73,477,224

Net investment loss	(62,115,346)

Contributions to the Plan
By participants	199,643,031
By employer	80,955,017

Total contributions	280,598,048

Transfers in	675,101

Total additions	219,157,803

Deductions from net assets attributed to
Benefits paid to participants	(270,990,073)
Transfers out	(233,413)

Total deductions	(271,223,486)

Net decrease	(52,065,683)

Net assets available for benefits
Beginning of year	2,848,411,532

End of year	$2,796,345,849

The accompanying notes are an integral part of these financial statements.

Merck & Co., Inc.
Employee Savings and Security Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the Merck & Co., Inc. Employee Savings and Security Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was designed to provide an easy, economical way for employees to become stockholders of Merck & Co., Inc. (the “Company” or “Merck”) as well as a systematic means of saving and investing for the future. Regular full-time, part-time, and temporary employees of the Company and of certain wholly-owned subsidiaries as defined by the Plan document who are not covered by a collective bargaining agreement are eligible to enroll in the Plan on the first day of the month following their date of hire.

The Plan is administered by a management committee appointed by the Company’s Chief Executive Officer or Compensation and Benefits Committee of its Board of Directors.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Master Trust

The assets of the Plan are maintained, for investment purposes only, on a commingled basis with the assets of the Merck & Co., Inc. Employee Stock Purchase & Savings Plan in the Merck & Co., Inc. Employee Savings & Security Plan and the Merck & Co., Inc. Employee Stock Purchase & Savings Plan Trust (the “Master Trust”). The plans do not own specific Master Trust assets but rather maintain individual beneficial interests in such assets. The portion of fund assets allocable to each plan is based upon the participants’ account balance within each plan. Investment income for each fund is allocated to each plan based on the relationship of each plan’s beneficial interest in the fund to the total beneficial interest of all plans in the fund.

Contributions

Participants may contribute from 2% up to 25% of their base pay. Employees earning less than $90,000 are allowed to contribute a maximum of 25% of base pay. Employees earning $90,000 or more are limited to maximum contributions of 15% of base pay. However, pre-tax contributions shall not exceed the 2004 IRS limit of $13,000. In addition, the Company matches 75% of employee contributions up to 6% of base pay per pay period. Company matching contributions are invested according to the following age parameters:

Under age 50 — 50% of Company matching contributions are invested in the Merck Common Stock Fund (non-participant directed) and 50% are invested in the funds to which the participant is currently contributing (participant directed). Since January 2005, all participants have had the option to invest all Company matching contributions in any of the available fund options (participant directed), except the Medco Health Common Stock Fund.

Merck & Co., Inc.
Employee Savings and Security Plan

Notes to Financial Statements

Age 50 and above — Participants have the option to invest all Company matching contributions in any of the available fund options (participant directed), except the Medco Health Common Stock Fund. Also, the Economic Growth and Tax Relief Reconciliation Act of 2001 permits catch-up contributions that are designed to provide individuals age 50 and above with an additional pre-tax retirement savings opportunity. As such, eligible participants in the Plan could contribute an additional $3,000 for 2004.

Participants direct the investment of their contributions into any mutual fund investment option available under the Plan as well as Merck Common Stock (participant directed). During 2004, the Plan offered 17 mutual funds, the Medco Health Common Stock Fund and the Merck Common Stock Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and allocation of Plan earnings. The allocation is based on participants’ account balances, as defined in the Plan document.

Vesting

Participants are immediately vested in their contributions, all Company matching contributions, plus actual earnings thereon.

Participant Loans

Participants may borrow from their account balances with interest charged at the prime rate plus 1%. Loan terms range from one to five years for a short term loan or up to thirty years for the purchase of a primary residence. The minimum loan is $500 and the maximum loan is the lesser of $50,000 less the highest outstanding loan balance(s) during the one year period prior to the new loan application date, or 50% of the participant’s account balance less any current outstanding loan balance and defaulted loan amounts.

Payment of Benefits

In-service (which include hardship withdrawals) and termination distributions are made throughout the year in accordance with applicable Plan provisions.

2.	Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that these estimates are adequate. Actual results could differ from those estimates.

Merck & Co., Inc.
Employee Savings and Security Plan

Notes to Financial Statements

Investment Valuation and Income Recognition

Valuation of investments of the Plan represents the Plan’s allocable portion of the Master Trust. Quoted market prices are used to value investments. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

Contributions

Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participants’ earnings.

Payment of Benefits

Benefits are recorded when paid.

Expenses

The Plan’s administrative expenses are paid by the Company.

Risks and Uncertainties

The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Reclassification

Certain reclassifications have been made to prior year amounts to conform with current year presentation.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets as of year-end.

Merck & Co., Inc.
Employee Savings and Security Plan

Notes to Financial Statements

	2004		2003
Merck Common Stock	$667,964,657	*	$1,020,026,618	*
T. Rowe Price Blue Chip Growth Fund	263,719,414		248,196,073
Fidelity Low-Priced Stock Fund	185,914,821		131,013,662
Janus Grown & Income	172,574,080		155,355,689
Fidelity Retirement Money Market Fund	169,697,018		186,412,859
Spartan U.S. Equity Index Fund	169,158,448		140,392,275
Fidelity Dividend Growth Fund	169,022,897		160,446,575
Fidelity Mid-Cap Stock Fund	162,304,411		71,557,044
Columbia Acorn Fund Z	152,323,408		93,381,377
American Funds Europacific Growth Fund A	138,857,011		99,589,348

	$2,251,536,165		$2,306,371,520

*	Includes non-participant directed portion

4.	Non-participant-Directed Investments

The non-participant-directed portion of the Company match is invested in the Merck Common Stock Fund. Information about the net assets and the significant components of the changes in net assets relating to the Merck Common Stock Fund is as follows:

	December 31,
	2004	2003
Net assets
Investment in the Master Trust	$674,419,713	$1,027,118,658

Merck & Co., Inc.
Employee Savings and Security Plan

Notes to Financial Statements

Year Ended
December 31,
2004
Additions to net assets
Investment loss from the Master Trust
Net depreciation in fair value of investments	$(302,727,071)
Interest and dividends	30,632,565

Net investment loss	(272,094,506)

Contributions
By participants	$34,060,181
By employer	44,769,224

Total contributions	78,829,405

Transfers in	53,515,729
Participant loan repayments	5,646,944

Total additions	(134,102,428)

Deductions from net assets
Benefits paid	(80,258,949)
Transfers out	(133,550,265)
Participant loan issuance	(4,787,303)

Total deductions	(218,596,517)

Net decrease	$(352,698,945)

5.	Related-Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. As of December 31, 2004, the total market value of investments in the mutual funds managed by Fidelity was $972,631,930.

Merck & Co., Inc. also is a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA. Therefore, Merck Common Stock Fund transactions qualify as party-in-interest transactions. As of December 31, 2004, the market value of investments in the Merck Common Stock Fund was $667,964,657.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Merck & Co., Inc.
Employee Savings and Security Plan

Notes to Financial Statements

7.	Tax Status

The Plan obtained a tax determination letter from the Internal Revenue Service dated August 20, 2003 indicating that it had been designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). However, the Plan has been amended since the receipt of the determination letter. The Plan sponsor and legal counsel believe that the Plan is designed and currently operated in compliance with the IRC. Therefore, no provision for income taxes has been made.

8.	Other Matters

Transfers in during 2004 consist of transfers of $ 636,254 between the Plan and the Merck & Co., Inc. Employee Stock Purchase and Savings Plan for employees who changed their status during the year and $ 38,847 for employees who transferred in from the Merck Puerto Rico Employee Savings and Security Plan.

Transfers out consist of transfers of $ 153,907 for employees who transferred out to the Merck & Co., Inc. Employee Stock Purchase and Savings Plan and $ 79,506 for employees who transferred out to the Merck Puerto Rico Employee Savings and Security Plan.

As a result of the Medco Health Solutions’ spin-off in 2003, the Plan’s participants who were invested in the Merck Common Stock Fund on the distribution date received a pro rata distribution of 0.1206 unit of the Medco Health Common Stock Fund for each unit of the Merck Common Stock Fund. The Medco Health Common Stock Fund will expire approximately two years from the distribution date. Participants have the option to transfer investments out of the Medco Health Common Stock Fund at any time prior to the expiration date. However, neither future contributions nor existing balances in other investment options can be invested in the Fund. Any remaining balances in this Fund will be transferred automatically to a money market or similar investment fund.

9.	Master Trust

The Plan had an approximate 91% and 90% interest in the Master Trust at December 31, 2004 and December 31, 2003, respectively. The net assets of the Master Trust are as follows:

	December 31,
	2004	2003
Mutual Funds	$2,112,750,898	$1,783,503,317
Medco Health Common Stock	96,112,365	96,729,732
Merck Common Stock	779,135,638	1,197,321,319
Accrued interest and dividends	9,793,187	9,629,922

	$2,997,792,088	$3,087,184,290

Merck & Co., Inc.
Employee Savings and Security Plan

Notes to Financial Statements

Total investment income of the Master Trust for the year ended December 31, 2004 is as follows:

Investment income, net
Interest and dividends	$82,841,755
Net appreciation in mutual funds	158,628,992
Net appreciation in Medco Health Common Stock	17,755,390
Net depreciation in Merck Common Stock	(354,445,927)

Total investment income	(95,219,790)

Merck & Co., Inc.
Employee Savings and Security Plan
Schedule H

Line 4i – Schedule of Assets (Held at End of Year)	EIN: 22-1109110
December 31, 2004	Plan No.: 001

		(c) Description of Investment Including
	(b) Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral, Par		(e) Current
(a)	Lessor or Similar Party	or Maturity Value	(d) Cost	Value
*	Participant Loans	Interest rates ranging from 5% to 14% and with maturities through 2034	—	$37,107,596

		Total		$37,107,596

*	Denotes a party-in-interest to the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the undersigned plan administrator has duly caused this annual report to be signed on behalf of the Merck & Co., Inc. Employee Savings and Security Plan by the undersigned hereunto duly authorized.

Merck & Co., Inc. Employee Savings and Security Plan
By:	/s/ Caroline Dorsa
Caroline Dorsa
Vice President and Treasurer

June 27, 2005

EXHIBIT INDEX

Exhibit
Number	Document	Page
23	Consent of Independent Registered Public Accounting Firm	14